UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2021

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Grupo Supervielle S.A. – Relevant Fact – Grupo Supervielle S.A. announces the merger of the Credit Department and the Risk Management Department under the leadership of its CRO, Javier Conigliaro

Autonomous City of Buenos Aires, July 13, 2021

Messrs.
Comisión Nacional de Valores

Bolsas y Mercados Argentinos S.A.

Mercado Abierto Electrónico S.A.

Present

Ref.: Relevant Fact – Grupo Supervielle S.A. announces the merger of the Credit Department and the Risk Management Department under the leadership of its CRO, Javier Conigliaro

To whom it may concern,

Grupo Supervielle S.A. (NYSE: SUPV; BYMA: SUPV), a universal financial services group in Argentina with a nationwide presence, announces that as of July 1, 2021, Mr Javier Conigliaro (Chief Risk Officer – CRO) is also responsible for the credit approval process of companies and individuals, as well as the areas dedicated to the recovery task. Mr. Pablo Di Salvo stepped down from the role of Chief Credit Officer and left the Company.

The CRO will be responsible for overseeing the Group´s governance and framework for global risk management across the different companies. In addition, the CRO will provide independent guidance for managing the overall risks including credit risk, market risk, interest rate risk, liquidity risk and operational risks (including reputational and cybersecurity risks) ensuring ongoing business are in line with the Group´s risk appetite and regulatory requirements. The CRO will also be responsible for establishing the global credit risk policies and the soundness of the credit approval process across all business units.

Mr. Javier Conigliaro has been Chief Risk Officer of Grupo Supervielle since July 2016, reporting to the Company's Board of Directors. He served as Chief Risk Officer of Banco Supervielle from 2012 through 2016. He held several previous positions at Banco Supervielle, Head of Corporate Risk in Société Générale Argentina, Credit Risk Senior analyst in SocGen New York and in Beal WestLB Argentina. With overall 32 years of experience in the risk industry within financial institutions, Mr. Conigliaro is an economist with graduate studies from the University of Buenos Aires, he attended the Executive Education Program in Risk Management at Kellogg School of Management & PRMIA and the Management Development Program at Universidad Austral – IAE Business School.

Yours faithfully,

Ana Bartesaghi

Deputy Head of Market Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: July 14, 2021	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer